Filed by Mallinckrodt plc

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Questcor Pharmaceuticals, Inc.

Commission File No.: 001-14758

Transcript

Mallinckrodt Employees Video Message Script

April 7, 2014

Participant: Mark Trudeau, President and CEO of Mallinckrodt plc

Hello! Today is yet another incredibly exciting and momentous day for Mallinckrodt Pharmaceuticals in what is still only our first year as a publicly traded company. This morning, just about three weeks after closing the Cadence transaction, we announced that Mallinckrodt has entered into a definitive merger agreement whereby we will acquire Questcor Pharmaceuticals. And with this transaction, we’ll expect that we’ll significantly increase our scale, revenue, cash flow and profitability while at the same time enhancing and expanding the depth of our growing portfolio of Specialty Brands.

This deal is consistent with the strategic BD&L objectives that we’ve talked about previously – to drive growth through opportunities that fit well with our core strengths, drive profit, and support our pipeline or are immediately accretive. It’s also clearly aligned with our strategy to advance the portfolio with focused R&D investments that leverage our core capability. Combining with Questcor clearly fits all these criteria - building the value and financial strength of Mallinckrodt.

We’re excited by the opportunities that arise from combining two fast-growing, specialty pharmaceutical companies, and believe that together we will create both a significant and sustainable platform for future revenue and earnings growth, and provide exceptional value for shareholders of both companies. Importantly, the acquisition will add a significant new branded product to our Specialty Pharmaceuticals segment.

H.P. Acthar® Gel is an injectable therapy used in the treatment of a number of serious, difficult-to-treat autoimmune and inflammatory disorders, like MS and rheumatoid arthritis, where patients have often been on various treatments for years and exhausted other good therapeutic options. Acthar has demonstrated impressive revenue growth in the past few years, and we expect future growth will be driven by increased prescribing for current on-label indications, and possibly future new indications as well.

Following on the heels of the Cadence acquisition and the FDA approval of XARTEMIS™ XR, our transaction with Questcor will really solidify our business shift towards Specialty Pharmaceuticals, adding Acthar to our growing roster of brands like OFIRMEV®, EXALGO®, XARTEMIS XR and, longer term, MNK-155, in addition to our portfolio of core controlled substance specialty generics.

In fact, on completion of this transaction, approximately 70% of the fiscal year 2014 pro forma revenues of Mallinckrodt will come from branded and specialty generic pharmaceutical products – consistent with our objective to become a top quartile specialty pharmaceutical company.

The combined company will continue to be called Mallinckrodt Pharmaceuticals and once the transaction is complete, Questcor commercial operations will come in and function as a separate business unit within our Specialty Pharmaceuticals segment, reporting directly to me. We expect to add Questcor executives to Mallinckrodt’s executive leadership team and we will also expand our Board of Directors to twelve members, adding three directors from Questcor, including their CEO.

In the coming days, we’ll be establishing a joint integration team to begin to plan the post-closing integration details, and some of you will be asked to be part of that next stage. We expect this transaction to close sometime during the third calendar quarter this year.

In summary, we believe Questcor is an excellent strategic fit for us. This acquisition positions us to drive even greater value for our shareholders, employees, customers, and, importantly, patients around the world. I thank each of you for all you do for Mallinckrodt, and know I can count on your support and ongoing commitment as we continue our exciting transformation.

Cautionary Statement Regarding Forward-Looking Statements

Statements in this document that are not strictly historical, including statements regarding the proposed acquisition, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined businesses and any other statements regarding events or developments that we believe or anticipate will or may occur in the future, may be “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties. There are a number of important factors that could cause actual events to differ materially from those suggested or indicated by such forward-looking statements and you should not place undue reliance on any such forward-looking statements. These factors include risks and uncertainties related to, among other things: general economic conditions and conditions affecting the industries in which Mallinckrodt and Questcor operate; the commercial success of Mallinckrodt’s and Questcor’s products, including H.P. Acthar® Gel; Mallinckrodt’s and Questcor’s ability to protect intellectual property rights; the uncertainty of approval under the Hart Scott Rodino Antitrust Improvements Act; the parties’ ability to satisfy the merger agreement conditions and consummate the merger on the anticipated timeline or at all; the availability of financing, including the financing contemplated by the debt commitment letter, on anticipated terms or at all; Mallinckrodt’s ability to successfully integrate Questcor’s operations and employees with Mallinckrodt’s existing business; the ability to realize anticipated growth, synergies and cost savings; Questcor’s performance and maintenance of important business relationships; the lack of patent protection for Acthar, and the possible United States Food and Drug Administration (“FDA”) approval and market introduction of additional competitive products; Questcor’s reliance on Acthar for substantially all of its net sales and profits; Questcor’s ability to continue to generate revenue from sales of Acthar to treat on-label indications associated with nephrotic syndrome, multiple sclerosis, infantile spasms or rheumatology-related conditions, and Questcor’s ability to develop other therapeutic uses for Acthar; volatility in Questcor’s Acthar shipments, estimated channel inventory, and end-user demand; an increase in the proportion of Questcor’s Acthar unit sales comprised of Medicaid-eligible patients and government entities; Questcor’s research and development risks, including risks associated with Questcor’s work in the area of nephrotic syndrome and Lupus, and Questcor’s efforts to develop and obtain FDA approval of Synacthen; Mallinckrodt’s ability to receive procurement and production quotas granted by the U.S. Drug Enforcement Administration; Mallinckrodt’s ability to obtain and/or timely transport molybdenum-99 to our technetium-99m generator production facilities; customer concentration; cost-containment efforts of customers, purchasing groups, third-party payors and governmental organizations; Mallinckrodt’s ability to successfully develop or commercialize new products; competition; Mallinckrodt’s ability to integrate acquisitions of technology, products and businesses generally; product liability losses and other litigation liability; the reimbursement practices of a small number of large public or private issuers; complex reporting and payment obligation under healthcare rebate programs; changes in laws and regulations; conducting business internationally; foreign exchange rates; material health, safety and environmental liabilities; litigation and violations; information technology infrastructure; and restructuring activities. Additional information regarding the factors that may cause actual results to differ materially from these forward-looking statements is available in (i) Mallinckrodt’s SEC filings, including its Annual Report on Form 10-K for the fiscal year ended September 27, 2013 and Quarterly Report on Form 10-Q for the quarterly period ended December 27, 2013; (ii) the SEC filings of Cadence Pharmaceuticals, Inc., which was acquired by Mallinckrodt on March 19, 2014, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2013; and (iii) Questcor’s SEC filings, including its Annual Report on Form 10-K for the year ended December 31, 2013. The forward-looking statements made herein speak only as of the date hereof and none of Mallinckrodt, Questcor or any of their respective affiliates assumes any obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise, except as required by law.

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction between Mallinckrodt and Questcor, Mallinckrodt will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Mallinckrodt and Questcor that also constitutes a prospectus of Mallinckrodt. The definitive joint proxy statement/prospectus will be delivered to shareholders of Mallinckrodt and Questcor. INVESTORS AND SECURITY HOLDERS OF MALLINCKRODT AND QUESTCOR ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the definitive joint proxy statement/prospectus (when available) and other documents filed with the SEC by Mallinckrodt and Questcor through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Mallinckrodt will be available free of charge on Mallinckrodt’s internet website at www.mallinckrodt.com or by contacting Mallinckrodt’s Investor Relations Department at (314) 654-6650. Copies of the documents filed with the SEC by Questcor will be available free of charge on Questcor’s internet website at www.Questcor.com or by contacting Questcor’s Investor Relations Department at (714) 497-4899.

Participants in the Merger Solicitation

Mallinckrodt, Questcor, their respective directors and certain of their executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Mallinckrodt and Questcor shareholders in connection with the proposed merger and a description of their direct and indirect interests, by security holdings or otherwise, will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of Mallinckrodt is set forth in its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on January 24, 2014. Information about the directors and executive officers of Questcor is set forth in its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on April 15, 2013.